FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 17, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGÍA S.A.

Buenos Aires, July 17, 2009 – Petrobras Energía S.A., (Buenos Aires: PESA)   in response to a notice issued by the Buenos Aires Stock Exchange whereby it requests the Company to make clarifications in relation to newspaper articles that announce the Company´s intention to sell the fertilizers business, informs the following:

The Company is recurrently evaluating the composition of its business/asset portfolio in order to identify opportunities allowing it to maximize the value of the same. Notwithstanding the aforesaid, as of this date the Company´s Board of Directors has not made any decision implying a relevant change to the beforementioned portfolio

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 07/17/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney